For the first time:

income guarantees on managed money.

Before you couldn't. Now you can. Offer your clients a lifetime income guarantee on their managed account assets through Lockwood Investment Strategies Longevity Income Solutions (LIS^2). This groundbreaking financial solution is offered by Lockwood Capital Management, Inc., an affiliate of Pershing LLC, and The Phoenix Companies, Inc.

Learn how truly remarkable this product can be for you and your high-net-worth clients. Call today:

John Wren, Lockwood Capital Management, Inc., 800-208-0197
Jack Sharry, Phoenix Alternative Retirement Solutions, 860-403-6402

LCM LOCKWOOD CAPITAL MANAGEMENT
AN AFFILIATE OF PERSHING

PHOENIX
Where Excellence Grows®

The Phoenix Guaranteed Income Edge is sold by prospectus and is subject to the terms and conditions described in the prospectus and underlying insurance certificate. You should carefully consider charges, withdrawal restrictions, and risks before you invest. The prospectus contains this and other important information. Please read the prospectus carefully before investing.

The income guarantee is available for a separate fee in addition to the fees associated with the underlying LCM account. Guarantees are based upon the claims-paying ability of the issuing company.

The Phoenix Guaranteed Income Edge (form 07GRISGA.2) is issued by PHL Variable Insurance Company (Hartford, CT), and distributed by Phoenix Equity Planning Corporation (Hartford, CT), members of The Phoenix Companies, Inc. PHL Variable Insurance Company is not licensed to conduct business in NY and ME.

The Phoenix Companies, Inc. and Lockwood Capital Management, Inc. are not affiliated. This shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Lockwood Capital Management, Inc. is an SEC Registered Investment Adviser and an affiliate of Lockwood Advisors, Inc. and Pershing LLC, all subsidiaries of The Bank of New York Mellon Corporation.

SEC File No. 333-137802

BPD35070